

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

Re: Rhove Real Estate 1, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed January 11, 2022
File No. 024-11645

Dear Mr. Cooper:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2021 letter.

Amended Offering Statement on Form 1-A filed January 11, 2022

Description of City Park Quad (Columbus) Series, page 79

1.   We note your response to comment 4. Please clarify when the lease of the remaining City Park Quad tenant expires and if the lease will be in place after the company purchases their interest in the property. In addition, tell us if you are responsible for any renovation costs associated with the property or if these costs are solely the responsibility of the current owner entity.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                                 Sincerely,

                                                 Division of Corporation Finance
                                                 Office of Real Estate & Construction

cc: Kendall Almerico, Esq.